UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GENE BIOTHERAPEUTICS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

86767104 1
(CUSIP Number)

Carlton R. Asher, Jr., Esq. 110 East 59th Street, Suite 2200 New York, New York 10022 Phone: (212) 308-7171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 86767104 1	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON NOSTRUM PHARMACEUTICALS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150,442,478
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 150,442,478
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,442,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.2%*
14	TYPE OF REPORTING PERSON PN

* Based on (i) 14,489,399 shares of Common Stock issued and outstanding as of May 22, 2020 as reported by the Issuer in its Form 8-K filed on May 28, 2020 and (ii) 150,442,478 shares of Common Stock issuable upon conversion of shares of the Series B Preferred Stock, the Reporting Persons beneficially own 91.2% of the Common Stock of the Issuer that would be outstanding upon conversion of the Series B Preferred Stock. The Reporting Person also own 220 shares of Series A Preferred Stock and has agreed to purchase up to an additional 570 shares of Series A Preferred Stock pursuant to a securities purchase agreement entered into on May 22, 2020 with Sabby Healthcare Master Fund Ltd. Subject to the Series A Conversion Blocker (defined below), the Reporting Persons may also be deemed to beneficially own shares of Common Stock issuable upon conversion of the Series A Preferred Stock. Pursuant to the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, the Issuer may not effect any conversion of the Series A Preferred Stock, and a holder of the Series A Preferred Stock does not have the right to convert any portion of the Series A Preferred Stock held by such holder, to the extent that, after giving effect to the attempted conversion set forth in a notice of conversion, such holder, together with such holder’s affiliates and any other persons acting as a group together with such holder or any of such holder’s affiliates, would beneficially own a number of shares of Common Stock in excess of 9.99% of the shares of Common Stock then issued and outstanding (the “Series A Conversion Blocker”). Because the percentage of shares of Common Stock beneficially owned by the Reporting Persons by virtue of their beneficial ownership of the Common Stock issuable upon conversion of the Series B Preferred Stock currently exceeds 9.99%, the conversion of the Series A Preferred Stock held by the Reporting Persons is currently limited in its entirety by the Series A Conversion Blocker and the Reporting Persons therefore cannot be deemed to have beneficial ownership over any of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock and such shares have not been included in the aggregate amount of shares of Common Stock beneficially owned as reported in the table above.

CUSIP No. 86767104 1	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Nirmal Mulye, Ph.D.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150,442,478*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 150,442,478*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,442,478*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.2%*
14	TYPE OF REPORTING PERSON IN

* Dr. Mulye, through his direct and indirect ownership of Nostrum Investments, Inc., the parent of Nostrum Pharmaceuticals, LLC (“Nostrum Pharmaceuticals”), exercises sole voting and investment power over all of the shares held by Nostrum Pharmaceuticals and may be deemed to be the beneficial owner of these shares. Dr. Mulye disclaims beneficial ownership of these shares.

* Based on (i) 14,489,399 shares of Common Stock issued and outstanding as of May 22, 2020 as reported by the Issuer in its Form 8-K filed on May 28, 2020 and (ii) 150,442,478 shares of Common Stock issuable upon conversion of shares of the Series B Preferred Stock, the Reporting Persons beneficially own 91.2% of the Common Stock of the Issuer that would be outstanding upon conversion of the Series B Preferred Stock. Nostrum Pharmaceuticals also own 220 shares of Series A Preferred Stock and has agreed to purchase up to an additional 570 shares of Series A Preferred Stock pursuant to a securities purchase agreement entered into on May 22, 2020 with Sabby Healthcare Master Fund Ltd. Subject to the Series A Conversion Blocker (defined below), the Reporting Persons may also be deemed to beneficially own shares of Common Stock issuable upon conversion of the Series A Preferred Stock. Pursuant to the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, the Issuer may not effect any conversion of the Series A Preferred Stock, and a holder of the Series A Preferred Stock does not have the right to convert any portion of the Series A Preferred Stock held by such holder, to the extent that, after giving effect to the attempted conversion set forth in a notice of conversion, such holder, together with such holder’s affiliates and any other persons acting as a group together with such holder or any of such holder’s affiliates, would beneficially own a number of shares of Common Stock in excess of 9.99% of the shares of Common Stock then issued and outstanding (the “Series A Conversion Blocker”). Because the percentage of shares of Common Stock beneficially owned by the Reporting Person by virtue of his beneficial ownership of the Series B Preferred Stock currently exceeds 9.99%, the conversion of the Series A Preferred Stock beneficially held by the Reporting Person is currently limited in its entirety by the Series A Conversion Blocker and the Reporting Persons therefore cannot be deemed to have beneficial ownership over any of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

Page 4 of 9 Pages

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (“Common Stock”), of Gene Biotherapeutics, Inc., a Delaware corporation (the “Company” or the “Issuer”). The address of the Issuer’s principal executive office is 11230 Sorrento Valley Road, Suite 220, San Diego, California 92122.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by:

(i) Nostrum Pharmaceuticals, LLC, a Delaware limited liability company (“Nostrum Pharmaceuticals”); and

(ii) Nirmal Mulye Ph.D. (“Dr. Mulye”), a citizen of the United States of America and President of Nostrum Pharmaceuticals. Nostrum Pharmaceuticals is a majority-owned subsidiary of Nostrum Investments, Inc., a Delaware corporation (“Nostrum Investments”). Nostrum Investments is wholly-owned by Dr. Mulye and trusts formed for the benefit of Dr. Mulye and members of his family. Because of the relationship between Dr. Mulye, Nostrum Investments and Nostrum Pharmaceuticals, Dr. Mulye may be deemed to beneficially own the Common Stock issuable upon conversion of the Series A Preferred Stock and Series B Preferred Stock held of record by Nostrum Pharmaceuticals.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The principal business address of Nostrum Pharmaceuticals is 1370 Hamilton Street, Somerset NJ 08873. The principal business address of Dr. Mulye is 1902 Rise Condominium, 88 SW 7th street, Miami, FL 33131.

(c) Nostrum Pharmaceuticals is a holding company whose subsidiaries engage in the pharmaceutical, medical device and transportation industries. Nostrum Laboratories, Inc., the pharmaceutical subsidiary, is engaged in the formulation and commercialization of specialty pharmaceutical products and controlled-release, orally-administered, branded and generic drugs.

(d) During the past five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five (5) years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 5 of 9 Pages

Item 3.	Source and Amount of Funds and Other Consideration.

On May 22, 2020, the Company entered into a Preferred Stock Purchase Agreement (the “Series B Preferred Purchase Agreement”) with Nostrum Pharmaceuticals pursuant to which Nostrum Pharmaceuticals purchased an aggregate of 1,700,000 shares of the Company’s newly created Series B Convertible Preferred Stock, $0.0001 par value per share (“Series B Preferred Stock”), at a price per share of $1.00 per share of Series B Preferred Stock, subject to the terms and conditions set forth in the Series B Preferred Purchase Agreement, for aggregate consideration of $1.7 million. The Series B Preferred Purchase Agreement contained customary representations and warranties and closing deliveries.

Pursuant to the Series B Preferred Purchase Agreement, all of the executive officers and directors of the Company resigned their positions as executive officers and members of the Company’s Board of Directors, except Christopher J. Reinhard and Murray Hutchinson who are continuing as directors and Christopher J. Reinhard and Lois Chandler who are continuing as Chief Executive Officer and Chief Operating Officer, respectively. In addition, pursuant to the Series B Preferred Purchase Agreement, James L. Grainer and Kaushik K. Vyas were appointed to the Company’s Board of Directors, James L. Grainer was appointed to serve as Chairman of the Board of Directors and Chief Financial Officer and Ronald Shebuski was appointed as Chief Scientific Officer.

The foregoing description of the Series B Preferred Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Series B Preferred Purchase Agreement, attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 28, 2020 and is incorporated herein by reference.

On May 22, 2020 concurrently with its execution of the Series B Preferred Purchase Agreement, Nostrum Pharmaceuticals also entered into a Securities Purchase Agreement with Sabby Healthcare Master Fund, Ltd. (“Sabby”), pursuant to which Nostrum Pharmaceuticals purchased 220 shares of Series A Convertible Preferred Stock, $0.0001 par value per share, of the Company (“Series A Preferred Stock”) for the purchase price of $220,000 and agreed to purchase an additional 570 shares of Series A Preferred Stock for a purchase price of $480,000. The actual number of shares to be purchased by Nostrum Pharmaceuticals from the additional 570 shares will be reduced by the number of shares of Series A Preferred Stock, if any, converted by Sabby prior to the purchase of such shares by Nostrum Pharmaceuticals. If the number of additional shares of Series A Preferred Stock purchased is less than 570, then the purchase price will be reduced in proportion to the number of shares purchased. Pursuant to the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, the Issuer may not effect any conversion of the Series A Preferred Stock, and a holder of the Series A Preferred Stock does not have the right to convert any portion of the Series A Preferred Stock held by such holder, to the extent that, after giving effect to the attempted conversion set forth in a notice of conversion, such holder, together with such holder’s affiliates and any other persons acting as a group together with such holder or any of such holder’s affiliates, would beneficially own a number of shares of Common Stock in excess of 9.99% of the shares of Common Stock then issued and outstanding (the “Series A Conversion Blocker”). Because the percentage of shares of Common Stock beneficially owned by Nostrum Pharmaceuticals by virtue of its ownership of Series B Preferred Stock currently exceeds 9.99%, the conversion of the Series A Preferred Stock held by Nostrum Pharmaceuticals is currently limited in its entirety by the Series A Conversion Blocker and the Reporting Persons therefore cannot be deemed to have beneficial ownership over any of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock and such shares have not been included in the aggregate amount of shares of Common Stock beneficially owned as reported in the tables above.

The terms, rights, obligations and preferences of the Series B Preferred Stock are set forth in the Company’s Certificate of Designation of Preferences, Rights and Limitations of Series B Preferred Stock (the “Series B Certificate of Designation”), which was filed with the Secretary of State of the State of Delaware on May 21, 2020. References to and the description of the Series B Certificate of Designation set forth in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Series B Certificate of Designation, which is attached as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 28, 2020 and is incorporated herein by reference.

Page 6 of 9 Pages

Dividends. Each share of Series B Preferred Stock is entitled to receive dividends when, as, and if dividends are paid on shares of Common Stock. Dividends are payable on each share Series B Preferred Stock on an “as-converted” basis, in the same amount and form as dividends actually paid on shares of Common Stock.

Voting Rights. Each share of Series B Preferred Stock has the same voting rights as shares of Common Stock, on an “as-converted” basis, and votes on all matters with the Common Stock as a single class. In addition, the Series B Preferred Stock has protective voting rights that require the approval of a majority of the outstanding shares of Series B Preferred Stock for any action to: (1) alter or change adversely the powers, preferences or rights given to the shares of Series B Preferred Stock or alter or amend the Series B Certificate of Designation, (2) authorize or create any class of shares ranking as to dividends, redemption or distribution of assets upon liquidation senior to, or otherwise pari passu with, the shares of Series B Preferred Stock, (3) amend the Company’s Certificate of Incorporation or other charter documents in any manner that adversely affects any rights of the holders of Series B Preferred Stock, (4) increase the number of authorized shares of Series B Preferred Stock, or (5) enter into any agreement with respect to any of the foregoing.

Conversion The shares of Series B Preferred Stock are convertible at any time at the option of the holder into shares of Common Stock at a ratio determined by dividing the Stated Value of such share of Series B Preferred Stock by the conversion price of $0.0113 per share of Common Stock. Accordingly, each share of our Series B Preferred Stock is initially convertible into 88.496 shares of Common Stock. The conversion price is subject to adjustment in the case of share splits, share dividends, combinations of shares and similar recapitalization transactions. In addition, if the Company sells shares of Common Stock or Common Stock equivalents at a price less than the current conversion price, the conversion price of the Series B Preferred Stock will be reduced to equal eighty percent (80%) of the price at which such Common Stock or Common Stock equivalents are sold.

Liquidation. The Series B Preferred Stock has a liquidation preference. Upon any liquidation, dissolution or winding up of the Company, after payment or provision for payment of the Company’s debts and other liabilities and before any distribution or payment is made to the holders of Common Stock or any junior securities (including the Series A Preferred Stock), the holders of Series B Preferred Stock are first entitled to be paid an amount equal to $1.00 per share plus any other fees, liquidated damages or dividends then owing, before the Company’s remaining assets will be distributed among the holders of the other classes or series of shares of capital stock (including the Series A Preferred Stock) in accordance with the Company’s Certificate of Incorporation.

The shares of Series A Preferred Stock and Series B Preferred Stock were acquired by Nostrum Pharmaceuticals using its own working capital.

Item 4.	Purpose of Transaction.

The information provided in Item 3 above is hereby incorporated by reference herein.

The purpose of the Series B Purchase Agreement was for the Reporting Persons to obtain a 91.2% controlling interest in the Company.

Page 7 of 9 Pages

In their capacity as significant stockholders of the Issuer, the Reporting Persons intend to take on an active role working with the Issuer’s management in connection with the clinical development and commercialization of the Company’s Phase 3 Generx angiogenic gene therapy product candidate for the treatment of patients with refractory angina (“Generx”). The Reporting Persons intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Persons may from time to time acquire additional securities of the Issuer, convert their shares of Series B Preferred Stock into shares of Common Stock and, subject to the Conversion Blocker, convert their shares of Series A Preferred Stock into shares of Common Stock, or sell or otherwise dispose of some or all of their securities of the Issuer. Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, the status of the Company’s clinical trials and commercialization efforts with respect to the Generx, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Other than as described above, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their advisors, the Issuer or other persons).

Item 5.	Interest in Securities of the Company.

(a) The approximate aggregate percentage of Issuer’s Common Stock reported beneficially owned by the Reporting Persons herein is based on the number of 14,489,399 issued and outstanding shares of Common Stock of the Company as of May 22, 2020, resulting in the Reporting Persons beneficially owning 91.2% of the Common Stock of the Issuer outstanding after giving effect to conversion of the Reporting Persons’ Series B Preferred Stock. The Reporting Persons also beneficially own 220 shares of Series A Preferred Stock and Nostrum Pharmaceuticals has agreed to acquire an additional 570 shares of Series A Preferred Stock pursuant to the Securities Purchase Agreement with Sabby. As a result of the Series A Conversion Blocker, beneficial ownership arising from the conversion of the Series A Preferred Stock is capped at 9.99% of the outstanding Common Stock of the Issuer. As long as Nostrum Pharmaceuticals beneficially owns Common Stock or Series B Preferred Stock convertible into Common Stock exceeding 9.99% of the issued and outstanding Common Stock of the Issuer, Nostrum Pharmaceuticals will not be able to convert any shares of the Series A Preferred Stock.

(b) As a result of Dr. Mulye’s ownership interest in and control of Nostrum Investments, Inc. and Nostrum Investments Inc.’s ownership interest in and control of Nostrum Pharmaceuticals, Dr. Mulye may be deemed to control Nostrum Pharmaceuticals and therefore may be deemed to hold voting and/or dispositive power over the shares of Common Stock issuable upon conversion of the Series B Preferred Stock and beneficially own such stock.

(c) Other than the acquisition of the securities reported in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

Page 8 of 9 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 31, 2020, the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of this Schedule 13D (and any amendments thereto) with respect to the securities of the Issuer. Such Joint Filing Agreement is attached hereto as Exhibit A.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The information set forth in or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Title:
A	Joint Filing Agreement

3.1	Certificate of Designation of Preferences, Rights and Limitations of Series B Preferred Stock *

10.1	Preferred Stock Purchase Agreement dated May 22, 2020 †

B	Securities Purchase Agreement, dated as of May 22, 2020, between Nostrum Pharmaceuticals, LLC and Sabby Healthcare Master Fund, Ltd.

*Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K filed with the SEC on May 28, 2020.

† Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K filed with the SEC on May 28, 2020.

Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2020

NOSTRUM PHARMACEUTICALS, LLC

By:	/s/ Nirmal Mulye,Ph.D.
Name:
Title:

/s/ Nirmal Mulye, Ph.D.
Nirmal Mulye, Ph.D.